Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended March 31,

	2011	2010

Income from continuing operations before income taxes	$134,174	$160,008

Add:
Interest expense (2)	51,817	49,596
Portion of rents representative of the interest factor	9,806	10,137
Amortization of capitalized interest	429	429

Income as adjusted	$196,226	$220,170

Fixed charges:
Interest expense (2)	$51,817	$49,596
Portion of rents representative of the interest factor	9,806	10,137
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,644	8,473

Total fixed charges	$68,267	$68,206

Ratio of earnings to fixed charges	2.87	3.23

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

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